Exhibit 3.2
TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
RULES AND PROCEDURES OF BOARD OF DIRECTORS MEETINGS
Article 1 (Scope of the Rules and Procedures)
Unless relevant laws and regulations or the Company’s Articles of Incorporation provide otherwise, the Company’s Board of Directors meetings (“Board Meetings”) shall be conducted in accordance with the Rules and Procedures of Board of Directors Meetings (the “Rules and Procedures”).
Article 2 (Convention and Chairman of Board Meetings)
Board Meetings shall be held at least once every quarter but may be held at any time in case of urgent circumstances.
Board Meetings shall be convened and presided over by the Chairman of the Board of Directors. However, the first meeting of every term of the newly elected Board of Directors shall be convened and presided over by the Director who has received the largest number of votes after such election; if there are two or more persons with such convening rights, they shall elect from amongst themselves one person to convene and preside over the meeting.
In case the Chairman of the Board of Directors is on leave or unable to exercise his powers for any cause, the Vice Chairman of the Board of Directors shall act on his behalf. If the Vice Chairman is also on leave or unable to exercise his powers for any cause, the Chairman shall appoint a Director to act on his behalf. In the absence of such an appointee, the Directors shall elect from amongst themselves one person to act on the behalf of the Chairman.
Article 3 (Place and Time of Board Meetings)
Board Meetings shall be held at the head office and during the office hours of the Company or at any other appropriate place and time convenient for the Directors to attend.

Article 4 (Designated Secretariat, Meeting Notices, and Meeting Materials)
The subject matters of Board Meetings shall be decided by the Chairman of the Board of Directors. The Board secretariat shall conduct the drafting of meeting agendas and minutes, and handle other administrative matters related to Board Meetings, and reports to the Chairman of the Board of Directors. The Company’s Board secretariat shall be appointed by the Chairman of the Board of Directors.
Board Meetings shall be convened upon written notices sent to all Directors fourteen days prior to the date of the meeting, specifying the date and place of the meeting and attaching the meeting agenda and related materials. Notices shall be written in both the Chinese language and the English language. However, Board Meetings may be convened at any time without such prescribed notices in case of urgent circumstances. Any Director attending the meeting in person shall be deemed to have received such meeting notice.
If the Directors consider meeting materials to be insufficient, they may request the Board secretariat to provide supplemental materials in advance. If the Directors consider meeting materials to be insufficient during the meeting, the meeting may be postponed upon a resolution of the Board of Directors.
Except for any urgent circumstances or legitimate reasons, the material matters listed below should be included in the meeting agenda in advance and may not be presented as special motions:
1.	The Company’s business plans;

2.	Annual and semi-annual financial statements;

3.	Adoption or amendment of an internal control system;

4.	Adoption or amendment of procedures for acquisition or disposal of assets, financial derivatives transactions, lending funds to other parties, or providing endorsement or guarantees for other parties;

5.	Material transactions of assets or financial derivatives; material monetary loans, endorsements or guarantees;

6.	Offering, issuance, or private placement of any equity-type securities;

7.	Appointment or discharge of CFO, Controller, or head of internal auditor; and

8.	Any other matters that shall be resolved by the Shareholders’ Meeting or Board Meeting as required by relevant laws and regulations or the Company’s Articles of Incorporation, or that are deemed to be material by the regulatory authorities.

Article 5 (Subject Matters of Board Meetings)
The agenda of regular Board Meetings shall include at least the following items:
1.	Report items:
(1) The meeting minutes of the preceding meeting;
(2) Material business and financial reports;
(3) Internal audit matters reports; and
(4) Other important matters report, including the report on implementation status of previous resolutions.
2.	Discussion items:
(1) Discussion items reserved by the preceding meeting; and
(2) Discussion items of the current meeting.
3.	Special motions
Article 6 (Attendance Signing Booklet and Proxies)
A signing booklet shall be provided at every Board Meeting for the attending Directors to sign in. The Directors shall attend Board Meetings in person. If unable to attend, a Director may appoint another Director to attend on his behalf by proxy which specifies the scope of authorization; any appointee shall not act as proxy for more than one Director. Any Director attending the meeting via video conference shall be deemed to have attended the meeting in person but shall sign an attendance card and send it to the Board secretariat via facsimile in lieu of signing on the attendance signing booklet.
With respect to the discussion of matters specified under Article 14-3 of the Securities and Exchange Act, Independent Directors shall attend the Board Meetings in person; if an Independent Director is unable to attend a Board Meeting in person and wishes to delegate his/her rights, he/she can only delegate another Independent Director to attend on his/her behalf. Any dissenting opinion or abstention by Independent Directors shall be recorded in the Board Meetings minutes. If Independent Directors are unable to attend Board Meetings in person to express their dissenting opinion or abstention, except for legitimate reasons, they shall submit a written statement in advance to be recorded in the Board Meetings minutes.

Article 7 (Convention of Board Meetings)
If half or more of the Directors are not yet present at the scheduled time for a Board Meeting, the Chairman may postpone the time of the meeting. The postponements shall be limited to twice at the most. If after two postponements no quorum can yet be constituted, the Chairman may reconvene the meeting pursuant to the procedures under Article 4 of the Rules and Procedures.
Article 8 (Other Attendants)
Depending on the subject matters of proposed resolutions, relevant managerial personnel may be invited to present at Board Meetings to assist the Directors in understanding the Company’s current conditions so that they can make appropriate resolutions. In addition, CPAs, legal counsels, or other professional personnel may be invited to the meetings to provide professional opinions for the Board of Directors’ reference.
Article 9 (Discussion of Proposed Resolutions)
In principle, the discussion of proposed resolutions at a Board Meeting shall proceed in accordance with the agenda attached to the meeting notice. However, if no objection is voiced by any Director present at the meeting or with more than half of the attending Directors’ consent, the Chairman may make changes. Unless otherwise resolved at the meeting, the Chairman cannot announce adjournment of the meeting before all the discussion items (including special motions) listed in the above agenda are resolved.
In the process of a Board Meeting, if the number of Directors present at the meeting become fewer than half of the Directors originally attending the meeting, the Chairman shall announce a temporary adjournment of the meeting upon a motion made by any Director present at the meeting, and Article 7 of the Rules and Procedures applies mutatis mutandis to such case.
During a meeting, the Chairman may, at his discretion, set time for intermission or negotiation.

Article 10 (Voting)
The Chairman may announce to end the discussion of any resolution and go into voting if the Chairman deems it appropriate for voting.
Resolutions shall be deemed adopted if no objection is voiced by any of the attending Directors after solicitation by the Chairman. If objection is voiced after solicitation by the Chairman, such resolution shall be voted. Except otherwise specified in applicable laws and regulations, a resolution shall be adopted by a majority of those Directors present at a meeting attended by a majority of all Directors. If there is an amendment to or substitute for a proposed resolution, the Chairman shall decide the sequence of voting for such proposed resolution and the amendment or substitute. If any one of them has been adopted, the others shall be deemed vetoed and no further voting is required. The result of voting shall be announced at the meeting and placed on record.
The method of voting shall be one of the following as determined by the Chairman:
1.	By showing of hands;

2.	By voicing votes; or

3.	By casting ballots. The Chairman shall appoint person(s) to monitor the voting process and person(s) to count the ballots; and the person(s) appointed to monitor the voting process should be a Director.
Article 11 (The Recusal of Conflict-Interested Directors)
If a Director or the judicial person the Director represents has a personal interest in the matter under discussion at the meeting, which may impair the interest of the Company, the Director may make statements or answer inquiries, but the Director shall not join the discussion and voting of such matter. The Director shall recuse himself/herself when the matter is being discussed and resolved; nor shall the Director exercise voting right on behalf of another Director.
Article 12 (Meeting Items to be Recorded and Signed)
The resolutions of every Board Meeting shall be recorded in the meeting minutes. The meeting minutes shall accurately record the following items:
1.	The term (or year), place, and time of the meeting;

2.	The name of the chairman;

3.	The attendance situation of the Directors, including the names and numbers of those who are present, on leave, and absent;

4.	The names and titles of the other attendants;

5.	The name of the recorder;

6.	Report items;

7.	Discussion items: the voting method and the result of each proposed resolution; the summary of opinion by the Directors, experts, and other personnel; any dissenting opinion or abstention with a written statement; any written statement provided by the Independent Directors pursuant to Paragraph 2 of Articles 6 of the Rules and Procedures;

8.	Special motions: the names of the persons proposing the special motions; the voting method and the result of each proposed resolution; the summary of opinion by the Directors, experts, and other personnel; any dissenting opinion or abstention with a written statement; and

9.	Other items that shall be recorded.
Meeting minutes shall be signed or chopped by the chairman of the meeting and the recorder, distributed to each Director within twenty days after the meeting, and carefully kept as the Company’s important file throughout the life of the Company. The attendance signing booklet of a Board Meeting shall be part of the meeting minutes and be permanently retained throughout the life of the Company. The recording and distribution of meeting minutes may be performed by means of electronic transmission.
Article 13 (Tape-recording of Board Meeting Process)
The process of a Board Meeting regarding the subject matters specified in Article 5 of the Rules and Procedures shall be fully tape-recorded and retained for five years in a method that may be encrypted. If litigation occurs regarding any matter resolved by the Board of Directors before the above retention period expires, the relevant recording tapes shall continue to be retained until the litigation is concluded, and the above mentioned five-year rule shall not be applicable.
If a Board Meeting is held via video conference, the video and recording tapes shall be part of the meeting minutes and be permanently retained throughout the life of the Company.

Article 14 (Cancellation of Board Meetings)
In the case of special circumstances where a scheduled Board Meeting of the Company must be cancelled after meeting notices have been sent to the Directors, the meeting may be cancelled if the person with convening right notifies the Directors in writing at least three days prior to the scheduled meeting date. In the case of urgent circumstances where the scheduled Board Meeting must be cancelled and it is impossible to notify the Directors prior to the time specified above, the meeting may be cancelled if the person with convening right notifies the Directors by telephone or other means at least three hours prior to the scheduled meeting time and confirms that each Director has received such notice.
Article 15 (Delegation of the Board of Directors)
The Chairman of the Board of Directors shall act on behalf of the Board of Directors pursuant to the Company’s objectives when the Board of Directors is not in session. In case the Chairman of the Board of Directors is unable to exercise his powers for any cause, the Vice Chairman of the Board of Directors or another Director shall act for him according to the Company’s Articles of Incorporation and Article 208 of the Company Law.
Article 16 (Effective Date and Amendment)
These Rules and Procedures shall be effective from January 1, 2007. Any amendment to these Rules and Procedures shall be approved by the Board of Directors.